UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

Piranha Ventures, Inc.

____________________________

(Name Of Issuer)

Common Stock

_____________________________

(Title of Class of Securities)

72426C 108

______________________________

(CUSIP Number)

Kip Eardley, Capital Builders, Inc. P.O. Box 901658, Sandy, Utah 84090

 (Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

September 19, 2011

________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box      ..

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 72426C 108

1.  Name of Reporting Person: Capital Builders, Inc.

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5.  Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e):  NA

6.  Citizenship or Place of Organization: State of Utah, United States

Number of shares beneficially owned by each reporting person with:

7.  Sole Voting Power: 40,000

8.  Shared Voting Power: 40,000

9.  Sole Dispositive Power: 40,000

10.  Shared Dispositive Power: 40,000

11.  Aggregate Amount beneficially owned by Each Reporting Person: 40,000

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:  NA

13.  Percent of Class Represented by Amount in Row (11):  At September 21, 2011, the 40,000 shares would represent 3.16% of the issued and outstanding shares.

14.  Type of Reporting Person: CO

1.  Name of Reporting Person: Kip Eardley – President, Director, Sole Owner of Capital Builders, Inc.

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5.  Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e):  NA

6.  Citizenship or Place of Organization: State of Utah, United States

Number of shares beneficially owned by each reporting person with:

7.  Sole Voting Power: 40,000

8.  Shared Voting Power: 40,000

9.  Sole Dispositive Power: 40,000

10.  Shared Dispositive Power: 40,000

11.  Aggregate Amount beneficially owned by Each Reporting Person: 40,000

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:  NA

13.  Percent of Class Represented by Amount in Row (11):  At September 21, 2011, the 40,000 shares would represent 3.16% of the issued and outstanding shares.

14.  Type of Reporting Person: IN

Item 1.  Security and Issuer:

This statement relates to shares of Common Stock of Piranha Ventures, Inc. (the "Issuer") whose address is 9160 South 300 West, Sandy, Utah 84070.

Item 2.  Identity and Background:

     (a)     Capital Builders, Inc.

     (b)     P.O. Box 901658, Sandy, Utah 84090

     (c)     Kip Eardley the sole shareholder and director of Capital Builders, Inc.

     (d)     Neither Capital Builders, Inc. or its director or officer has been convicted in a criminal proceeding.

     (e)     Capital Builders, Inc. is not and has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws.

     (f)     Capital Builders, Inc. is a corporation formed under the laws of the State of Utah.  The officer and director is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration:

      The shares of common stock of the Issuer were purchased by Capital Builders, Inc.  All funds used in the purchase were personal funds of Capital Builders, Inc.

Item 4.  Purpose of Transaction:

     The securities were acquired for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a)    The shares represent 3.16% of the issued and outstanding shares of the Issuer.  Capital Builders does not have a present intention of acquiring additional shares of the Issuer.  All shares were acquired for investment purposes.

     (b)    Capital Builders, Inc. has sole power to vote all of its shares.

     (c)    During the past 60 days, Capital Builders, Inc. sold 991,951 shares of the Issuer.

     (d)    Capital Builders, Inc. has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Capital Builders, Inc..

     (e)    Capital Builders, Inc. is no longer a 5% shareholder.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Capital Builders, Inc. is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

   None

Signature:  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2011

Capital Builders, Inc.

By: /s/ Kip Eardley

      Kip Eardley, President

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